February 12, 2007

Room 4561

Mr. Subramanian Sundaresh
President and Chief Executive Officer
Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, CA 95035

> **Re:** **Adaptec, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed June 14, 2006**
> **Form 10-Q for the Period Ended December 31, 2006**
> **Filed February 6, 2007**
> **Form 8-K filed January 30, 2007**
> **File No. 000-15071**

Dear Mr. Sundaresh:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.   In the discussion of your results of operations, you refer to various factors that
        have impacted results without quantifying the impact of each factor. For
        example, you disclose that changes in revenue are attributed to declines in sales
        volume and average selling prices for your parallel products offset by increases in
        volumes of your serial products. You also refer to several factors that contributed
        to changes in certain expense line items, but appear to provide minimal indication
        as to the relative impact of each factor. Please explain to us how you considered
        Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-
        6835.

302 Certifications

2.   We note the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title.

Form 10-Q for the Period Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 4. Business Dispositions, page 12

3.   We note that in the first quarter of 2007 you decided to retain the Snap Server
        portion of the systems business. Please tell us how you have considered the
        guidance in paragraphs 38 and 48 of SFAS 144.

Form 8-K Filed January 30, 2007

Exhibit 99.1

4.   We believe the columnar format of the "GAAP Condensed Consolidated
        Statements of Operations and Reconciliation of GAAP to Non-GAAP Operating
        Results" appearing in your earnings release furnished on Form 8-K may create the
        unwarranted impression to investors that this non-GAAP statement of operations

has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

5.   We note that your non-GAAP measures exclude stock-based compensation and amortization of acquired intangible assets. It does not appear that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we noted no substantive discussion of why it is useful for investors to evaluate your performance by disregarding these expenses. It is unclear why amortization of "core technology" that is, presumably, utilized in generating revenue or a component of employee compensation should not be considered. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes such recurring items. In addition, you have not provided sufficient disclosures regarding any limitations and how management compensates for those limitations. Please explain to us how your current disclosures adequately addressed Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Staff Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief